# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aura Minerals Inc., CIK 0001468642
CUSIP: G06973112
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: c/o Aura Technical Services Inc., 3390 Mary St., Suite 116, Coconut Grove, Florida (FL), 33133
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000919574-25-007034
Filed by CIK 0001798686

## Reporting persons
- Kapitalo Investimentos Ltda: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,111,703; sole dispositive power 0; shared dispositive power 4,111,703; aggregate amount beneficially owned 4,111,703 (4.9% of the class)
  Comment: On December 31, 2025, Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. ("Ciclo") merged into Kapitalo Investimentos Ltda. and the Common Shares, no par value for which Ciclo previously held shared voting and dispositive power are reported under Kapitalo Investimentos Ltda. As of such date, Kapitalo Investimentos Ltda. had shared voting and dispositive power over 5,792,535 Common Shares, no par value. Ciclo no longer has beneficial ownership over any Common Shares, no par value.
- Carlos Leonhard da Rocha Woelz: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,111,703; sole dispositive power 0; shared dispositive power 4,111,703; aggregate amount beneficially owned 4,111,703 (4.9% of the class)
- Bruno Sousa Mauad: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,111,703; sole dispositive power 0; shared dispositive power 4,111,703; aggregate amount beneficially owned 4,111,703 (4.9% of the class)
- Hegler Jose Horta Barbosa Filho: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,111,703; sole dispositive power 0; shared dispositive power 4,111,703; aggregate amount beneficially owned 4,111,703 (4.9% of the class)
- Bruno Carvalho Cordeiro: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,111,703; sole dispositive power 0; shared dispositive power 4,111,703; aggregate amount beneficially owned 4,111,703 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Aura Minerals Inc.
Address of issuer's principal executive offices: c/o Aura Technical Services Inc., 3390 Mary St., Suite 116, Coconut Grove, Florida 33133, United States

## Item 2. Person Filing
Name of person filing:
Kapitalo Investimentos Ltda.
Carlos Leonhard da Rocha Woelz
Bruno Sousa Mauad
Hegler Jose Horta Barbosa Filho
Bruno Carvalho Cordeiro
Address of principal business office or, if none, residence:
Kapitalo Investimentos Ltda.
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000

Carlos Leonhard da Rocha Woelz
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000

Bruno Sousa Mauad
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000

Hegler Jose Horta Barbosa Filho
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000

Bruno Carvalho Cordeiro
Avenida Brigadeiro Faria Lima
3144, 11th Floor
Sao Paulo, Brazil, 01451-000
Citizenship:
Kapitalo Investimentos Ltda. - Brazil
Carlos Leonhard da Rocha Woelz - Brazil
Bruno Sousa Mauad - Brazil
Hegler Jose Horta Barbosa Filho - Brazil
Bruno Carvalho Cordeiro - Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kapitalo Investimentos Ltda. - 4,111,703
Carlos Leonhard da Rocha Woelz - 4,111,703
Bruno Sousa Mauad - 4,111,703
Hegler Jose Horta Barbosa Filho - 4,111,703
Bruno Carvalho Cordeiro - 4,111,703
Percent of class:
Kapitalo Investimentos Ltda. - 4.9%
Carlos Leonhard da Rocha Woelz - 4.9%
Bruno Sousa Mauad - 4.9%
Hegler Jose Horta Barbosa Filho - 4.9%
Bruno Carvalho Cordeiro - 4.9%
Sole power to vote or to direct the vote:
Kapitalo Investimentos Ltda. - 0
Carlos Leonhard da Rocha Woelz - 0
Bruno Sousa Mauad - 0
Hegler Jose Horta Barbosa Filho - 0
Bruno Carvalho Cordeiro - 0
Shared power to vote or to direct the vote:
Kapitalo Investimentos Ltda. - 4,111,703
Carlos Leonhard da Rocha Woelz - 4,111,703
Bruno Sousa Mauad - 4,111,703
Hegler Jose Horta Barbosa Filho - 4,111,703
Bruno Carvalho Cordeiro - 4,111,703
Sole power to dispose or to direct the disposition:
Kapitalo Investimentos Ltda. - 0
Carlos Leonhard da Rocha Woelz - 0
Bruno Sousa Mauad - 0
Hegler Jose Horta Barbosa Filho - 0
Bruno Carvalho Cordeiro - 0
Shared power to dispose or to direct the disposition:
Kapitalo Investimentos Ltda. - 4,111,703
Carlos Leonhard da Rocha Woelz - 4,111,703
Bruno Sousa Mauad - 4,111,703
Hegler Jose Horta Barbosa Filho - 4,111,703
Bruno Carvalho Cordeiro - 4,111,703

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G amendment are directly owned by advisory clients of Kapitalo Investimentos Ltda. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Shares, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Kapitalo Investimentos Ltda: /s/ Rodrigo Muniz Ferreira Cavenaghi*, Rodrigo Muniz Ferreira Cavenaghi, Managing Officer (11/09/2026)
- Carlos Leonhard da Rocha Woelz: /s/ Carlos Leonhard da Rocha Woelz*, Carlos Leonhard da Rocha Woelz (11/09/2026)
- Bruno Sousa Mauad: /s/ Bruno Sousa Mauad*, Bruno Sousa Mauad (11/09/2026)
- Hegler Jose Horta Barbosa Filho: /s/ Hegler Jose Horta Barbosa Filho*, Hegler Jose Horta Barbosa Filho (11/09/2026)
- Bruno Carvalho Cordeiro: /s/ Bruno Carvalho Cordeiro*, Bruno Carvalho Cordeiro (11/09/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.